      1st SOURCE CORPORATION AND SUBSIDIARIES
      COMPUTATION OF EARNINGS PER SHARE

                                              Year Ended December 31
                                        1995           1994           1993
Net Income                          $21,041,832    $18,464,689    $16,721,626

Average shares outstanding <F1>      12,826,863     12,780,588     12,741,493

Net Income (Loss) per share:              $1.64          $1.44          $1.31


<F1>  The computation of average shares outstanding gives retroactive recognition to a 5% stock dividend declared January 22, 1996, a 3:2 stock split declared July 18, 1995, a 5% stock dividend declared January 23, 1995 and a 5% stock dividend declared January 24, 1994.